Exhibit 99.1

2019-01-22

PRESS RELEASE

Oasmia Pharmaceutical AB’s (publ, ”Oasmia”) decision to cancel the extraordinary general meeting on January 25, 2019

Uppsala, Sweden, January 22, 2019 – The proposition on a new board of directors in Oasmia presented by Arwidsro Investment AB and Per Arwidsson (jointly “Arwidsro”) only a short period before the planned general meeting does not comply with Nasdaq Stockholm AB’s (“Nasdaq”) requirements on a board in a listed company, see primarily Nasdaq’s Rulebook for Issuers, section 2.4 on the Administration of the Issuer. Arwidsro’s request for a general meeting and its proposal on a new board of directors in Oasmia is entirely linked to the current dispute between Oasmia and Arwidsro. Arwidsro expects that a new board of directors with strong links to Arwidsro will satisfy Arwidsro’s claims in the dispute.

Furthermore, Oasmia’s Nomination Committee has not been given the opportunity to present its proposal on a new board of directors.

Consequently, Oasmia’s board of directors has been obliged to cancel the extraordinary general meeting on January 25, 2019.

As a matter of law, there is no prohibition or other legal obstacle in the Swedish Companies Act as regards the board’s decision to cancel a general meeting, especially in view of the current situation. On the contrary, the board of Oasmia has had an obligation to secure the interests of Oasmia and all of its shareholders. Therefore, the board has seen it as an utmost necessity to cancel the general meeting in view of the existing circumstances, which have been elaborated upon in a four-page letter to Nasdaq dated January 21, 2019. Moreover, having in mind the specific circumstances in the matter at hand, the board of Oasmia cannot perceive that its decision is in violation of best practice on the stock market.

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 (0)18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB (NASDAQ: OASM) develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 10.00 CET on January 22, 2019.